United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
Attention: Stephen Krikorian, Account Branch Chief
Washington, DC  20549

Re:      The KEYW Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 9, 2015
Form 10-Q for Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File No. 001-34891

Dear Mr. Krikorian:

The KEYW Holding Corporation is in receipt of your letter dated November 25, 2015 and is in the process of preparing a response.  You asked that we respond by December 10, 2015.  However, because the questions in your letter relate to multiple parts of the company, we need additional time to gather information.

We intend to file our response no later than December 17, 2015.  If you have questions, please contact me at (443) 733-1600.

Sincerely,

/s/ Philip Luci, Jr.
Philip Luci
General Counsel